UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

452521107

(CUSIP Number)

William C. Martin

Ten Princeton Avenue, P.O. Box 228

Rocky Hill, New Jersey 08553

(609) 357-1870

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,109,817
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,109,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,109,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%
14	TYPE OF REPORTING PERSON

IA

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CUSIP No. 452521107

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,030
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,109,817
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,487
	10	SHARED DISPOSITIVE POWER

4,109,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,141,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.4%
14	TYPE OF REPORTING PERSON

HC

3

CUSIP No. 452521107

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Raging Capital is pleased with the improved governance and operating progress of the Issuer, including significant cost cuts and improved efficiencies. Under the leadership of an almost entirely new Board, the Issuer is focused on attractive growth opportunities in mobile, gaming and automotive markets and has transitioned to a largely recurring revenue business model. Raging Capital’s recent stock sales were due to internal portfolio rebalancing needs and do not reflect any change in our optimism about the Issuer’s prospects.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 26,894,116 Shares outstanding as of July 31, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own the 4,109,817 Shares, constituting approximately 15.3% of the Shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2.

As of the close of business on the date hereof, William C. Martin may be deemed to beneficially own an additional 32,030 Shares of restricted stock (18,543 Shares of which are unvested), which, together with the 4,109,817 Shares held by Raging Master that he may also be deemed to beneficially own, constitute approximately 15.4% of the Shares outstanding.

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master. Mr. Martin has the sole power to vote and dispose the Shares of vested restricted stock held by him and the sole power to vote the Shares of unvested restricted stock held by him.

(c)       Schedule B annexed hereto lists all transactions by the Reporting Persons in the Shares since the filing of Amendment No. 12. All of such transactions were effected in the open market.

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CUSIP No. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2020	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

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CUSIP No. 452521107

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 12

Class of Security	Shares Purchased / (Sold)	Price ($)	Date of Purchase / Sale

Raging Capital Master Fund, Ltd.

Common Stock	(67,215)	10.1418	09/02/2020
Common Stock	(504,980)	10.3008	09/02/2020
Common Stock	(67,810)	9.5291	09/03/2020
Common Stock	(82,623)	9.1913	09/03/2020